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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On March 14, 2002, HP issued the following press release.



                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Michelle Leach
The Hoffman Agency, for HP
+1 408 975 3027
mleach@hoffman.com


     MAJOR CUSTOMER WINS HIGHLIGHT HP'S STRENGTH IN HIGH-END UNIX COMPUTING

             HP SUPERDOME WINS REMAIN STRONG AFTER MERGER ANNOUNCED

PALO ALTO, Calif., March 14, 2002 -- Hewlett-Packard Company (NYSE:HWP) today announced major HP Superdome server customer wins that highlight HP's continued strength in high-end UNIX(R) computing. The wins demonstrate the exceptional success HP Superdome has had in the marketplace as customers realize the server's industry-leading scalability, availability and performance advantages.(1)

Customers that have recently purchased HP Superdome servers span the retail, healthcare, manufacturing, transportation, telecommunications, government and life sciences industries. Sixty percent of these customers purchased their systems after HP announced its planned merger with Compaq.

The customers include: Reebok, Sara Lee, Nestle, Nextel -- Argentina, Oakley, Continental Airlines, DaimlerChrysler, Biogen, CGI/Bell Canada, France Telecom, Cleveland Clinic Health System, BANAMEX, The Goodyear Tire & Rubber Company, Banco Popular, Belgacom, Best Western International Inc., Comercial Mexicana, DIGITEL, Fomento Queretano, EBEL, Gobierno del Estado de Chihuahua, Corporativo Nieto, Pegaso, Perdigao Agroindustrial and TAM Airlines.

These customers are taking advantage of HP Superdome's ability to support key applications, such as customer relationship management, enterprise resource planning, supply chain

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management, billing, business intelligence, systems consolidation and technical computing.

"We needed an enterprise server that is highly available and reliable," said Dan Morales, managing director, revenue accounting systems, Continental Airlines Technology Division. "Also important to us is the fact that the HP Superdome solution is highly expandable and ideal for server consolidation solutions. We took five individual systems and put them onto one highly available enterprise-class server -- HP Superdome."

HP Superdome has achieved unprecedented success in terms of high-end UNIX server market share and revenue growth, outpacing competitors IBM and Sun. According to 2001 figures from market research firm IDC, HP year-over-year revenue growth in the high-end UNIX server market was 38 percent, while IBM revenue growth was just 10 percent and Sun's revenue declined 40 percent.(2)

The customers listed above join hundreds of existing HP Superdome customers that have already purchased -- and are benefiting from -- HP high-end UNIX servers. HP has repeatedly delivered groundbreaking performance improvements and exceeded expectations in terms of service and support for these customers. HP also is on track to double Superdome's transaction performance by next year.

"We laid the foundation for our SAP solution with Superdome as the database server," said Tom Kearns, vice president of IT, Reebok. "We chose Superdome for its scalability to grow with our needs. We were hoping for 2.5X performance improvement. In database-intensive transactions, we've seen 4X improvement on average."

Many customers have chosen HP storage to build a complete, robust high-end server and storage solution to meet their large application and consolidation needs. The HP Surestore VA 7100 and VA 7400 disk arrays deliver industry-leading TPC-C performance(3) while the HP Surestore XP 512 disk array is the customer choice for storage consolidation with online disaster recovery. With the addition of HP Surestore tape libraries and HP OpenView Omniback software, customers can deploy complete business continuity solutions.

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"When faced with the challenge of consolidating the infrastructure of five Bell
Canada Enterprise companies to one, we chose HP's Superdome platform with the mySAP.com solution suite and XP 512 disk arrays for our SAN," said Robert Martinson, director of SAP Operations, CGI Inc. for Bell Canada Enterprises. "The migration has been very smooth. We've seen significant performance improvements and have been extremely impressed with HP Critical Systems Support. HP has earned its reputation for Superdome technology and overall strong HP support. We have experienced 100 percent availability in the past months. It doesn't get better than that."

The HP Superdome server, which has been shipping for more than a year, includes features such as utility technologies and pricing, industry-leading system benchmark performance results, high availability with unmatched in-box availability, and hardware and software partitioning.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                      # # #

UNIX is a registered trademark of the Open Group.

(1) Based on HP Superdome TPC benchmark results, partitioning continuum and Uptime Institute certification.

(2) According to IDC's Quarterly Server Tracker, Q4CY2001, published March 8, 2002.

(3) HP White Paper "HP Virtual Array: OLTP Price/Performance for the Real World," Haberkorn/Buckthal Copyright Hewlett-Packard Company 2002, February 2002.

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

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All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.